SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  AMENDMENT #2

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                            ASTEA INTERNATIONAL INC.
-----------------------------------------------------------------------------

                                (Name of Issuer)

                                  Common Stock
----------------------------------------------------------------------------

                         (Title of Class of Securities)

                                     04622E109
---------------------------------------------------------------------------

                                 (CUSIP NUMBER)

                         Fallen Angel Equity Fund, L.P.
                          c/o Fallen Angel Capital, LLC
                                960 Holmdel Road
                            Holmdel, New Jersey 07733

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -


                           Michael G. Tannenbaum, Esq.
                Newman Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                  March 15, 1999
                          (Date of event which requires
                            filing of this statement)
                               CUSIP No. 04622E109

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box []



                                Page 1 of 7 Pages



----------------------------------------------                         ---------------------------------------------------
CUSIP No. 04622E109                                      13D             Page 2 of 6
----------------------------------------------                         ---------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Fallen Angel Equity Fund, L.P.
--------------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) |_|
                                                                                                                 (b) |_|


--------------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY


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      4         SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT
                TO ITEM 2(d) or 2(e)                                                                                 |_|


--------------------------------------------------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware, USA


--------------------------------------------------------------------------------------------------------------------------
              NUMBER OF                    7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                           1,953,000 shares (See Item 5)
              OWNED BY
                EACH
              REPORTING
             PERSON WITH
                                      ------------------------------------------------------------------------------------
                                           8       SHARED VOTING POWER

                                                     0
                                      ------------------------------------------------------------------------------------
                                           9       SOLE DISPOSITIVE POWER

                                                   1,953,000 Shares (See Item 5.)
                                      ------------------------------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                   0
--------------------------------------------------------------------------------------------------------------------------

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON

                1,953,000 Shares (See Item 5.)


                                Page 2 of 7 Pages






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     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                                                                     |_|


------------------------------------------------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                14.42% of Common Stock  (See Item 5)
------------------------------------------------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON

                PN
------------------------------------------------------------------------------------------------------------------------


                                Page 3 of 7 Pages

CUSIP No. 566323309                                  SCHEDULE 13D



Item 1.  Security and Issuer.

Security Acquired: Common Stock

Issuer:  Astea International Inc. (the "Issuer")
                  455 Business Center Drive
                  Horsham, PA  19004


Item 2.  Identity and Background.

                  Fallen Angel Equity Fund, L.P. (the "Partnership") is a Delaware limited partnership. The Partnership invests in, holds, sells, trades, on margin or otherwise, and otherwise deals in securities and other intangible investment instruments, consisting principally, but not solely, of stocks, bonds, notes, bills, derivatives and other securities and instruments that are traded in public markets. The Partnership is located at c/o Fallen Angel Capital, LLC, 960 Holmdel Road, Holmdel, New Jersey 07733. The general partner of the Partnership is Fallen Angel Capital, LLC (the "General Partner"). The Partnership has not been convicted in a criminal proceeding during the last five
(5) years. The Partnership is not, and during the past five (5) years was not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The General Partner is located at 960 Holmdel Road, Holmdel, New Jersey 07733. The manager of the General Partner is Barry Goldsmith. The business address of Mr. Goldsmith is 960 Holmdel Road, Holmdel, New Jersey 07733. The General Partner and Mr. Goldsmith have not been convicted in a criminal proceeding during the last five (5) years. The General Partner and Mr. Goldsmith are not, and during the past five (5) years were not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

     The Partnership acquired the common stock of the Issuer through the working capital of the Partnership. Mr. Goldsmith does not directly own any shares of the Issuer.


                                Page 4 of 7 Pages

Item 4   Purpose of Transaction

                  The purpose of the transactions reported by this Schedule 13D was and is investment in the securities of the Issuer. The Partnership seeks to generate returns by investing in public companies in the information technology industry that have "fallen from favor". The Partnership identifies companies with undervalued securities and acquires significant minority stakes in them. The Partnership continues to believe that the shares of the Issuer remain undervalued at the time of this filing. The Partnership intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant to it, the Partnership may purchase, directly or indirectly, additional shares of the Issuer's stock or dispose of some or all of such shares in open-market purchases or privately negotiated transactions. Furthermore, the Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. While the Partnership has no present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, the Partnership may communicate with shareholders and various parties including the management and the board of directors of the Issuer concerning the possible ways to increase shareholder value. Other than as described above, neither the Partnership nor Mr. Goldsmith have plans or proposals which would result in any of the following:

     a. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     e. any material change in the present capitalization or dividend policy of the Issuer;

     f. any other material change in the Issuer's business or corporate structure;

     g. changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;


                                Page 5 of 7 Pages

     i. causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j.       any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

          (a) - (b) As of the close of the market on March 24, 1999, the Partnership owns 1,953,000 shares of the Issuer's common stock, representing in the aggregate approximately 14.42% of the Issuer's 13,540,201 shares outstanding as of November 13, 1998 (based upon information obtained from the Issuer's latest 10-QSB).

          (c) The following presents a list of purchases by the Partnership since the filing of Schedule 13D on February 19, 1999.


Identity                   Date                               Amount of Securities               Price/Share       Type


Partnership       2/22/99                   55,000                              $3.49            open-market
                                                                                                 purchase

Partnership       2/19/99                   10,000                              $3.50            open-market
                                                                                                 purchase

Partnership       2/23/99                    5,000                              $3.50            open-market
                                                                                                                   purchase

Partnership       2/24/99                   15,000                              $3.46            open-market
                                                                                                 purchase

Partnership       3/03/99                   15,000                              $2.81            open-market
                                                                                                 purchase

Partnership       3/08/99                    5,000                              $2.75            open-market
                                                                                                                   purchase

Partnership       3/11/99                   13,000                              $2.82            open-market
                                                                                                 purchase

Partnership       3/12/99                   15,000                              $3.25            open-market
                                                                                                                   purchase

Partnership       3/15/99                   56,000                              $3.37            open-market
                                                                                                                   purchase

Partnership       3/16/99                    5,000                              $3.37            open-market
                                                                                                 purchase

                                Page 6 of 7 Pages





Partnership       3/17/99                   50,000                              $3.31            open-market
                                                                                                 purchase

Partnership       3/17/99                  50,000                               $3.31            open-market
                                                                                                                   purchase



(d)      Not applicable.

(e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Not Applicable.

Item 7.  Material to be Filed as Exhibits

                  Not Applicable.

Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 25, 1999



-------------------------------------------------------------------------------
Signature



/s/ Barry Goldsmith
-------------------------------------------------------------------------------
Name/Title

     Barry Goldsmith, Manager, Fallen Angel Capital, LLC, General Partner of the Partnership



                                Page 7 of 7 Pages